UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Metal Storm Launches New MAULTM Weapon
LAS VEGAS, NEVADA — Wednesday, 20 May 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).

Metal Storm Incorporated (MSI) has announced today that it is launching its latest lightweight weapon system, the GLH1851 Multi-shot Accessory Under-barrel Launcher (MAUL™), at the International Infantry and Joint Services Small Arms System Symposium in Las Vegas, Nevada.
The MAUL™ is an ultra-light shotgun attachment that fits under the barrel of an individual combat weapon, including the M-4 and M-16 rifles. It provides a range of less lethal, lethal and door breaching capabilities as an integrated, lightweight accessory to the user’s main combat weapon.
During the show Metal Storm will be demonstrating the MAUL™ with a live firing at Nellis Air Force Base in Nevada.
MSI General Manager Peter D. Faulkner said Metal Storm is displaying the MAUL™ at the symposium as an accessory to the M4 as well as a stand-alone version with a folding shoulder stock.
“This revolutionary product incorporates Metal Storm’s unique electronic ballistics technology in a 12 gauge weapon that weighs only 1.8 pounds (0.82kg),” he said.
“The MAUL™ was conceived with a great deal of influence from the US operational community.”
“We were consistently told that weight should be at the top of our design priorities. At 1.8 pounds, we think we have set the bar for a five shot semi-automatic shotgun.”

Although the MAUL™ is capable of firing a range of lethal and less lethal munitions, Mr Faulkner said Metal Storm is seeing a particularly strong interest in less lethal applications from military, security and law enforcement communities.
“The MAUL™ readily adapts to the unique aspects of urban operations with a range of traditional and specialty capabilities to include standoff door breaching and neuro-muscular incapacitation,” he said. “With the MAUL’s quick-load munition tubes an operator can instantly reconfigure his weapon to suit the mission.”
“At the firing demonstration we will be using blunt impact less lethal rounds at a range of 25 metres,” Mr Faulkner said.
Metal Storm CEO, Dr Lee Finniear, said “the MAUL™ is a disruptive technology that will forever change the way the small arms community thinks about how and when to use a shotgun.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
METAL STORM DEMONSTRATES
WEAPONS TO US MILITARY
LAS VEGAS, Nevada — Wednesday, May 27, 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Weapons developer Metal Storm today announced it had completed a series of live firing demonstrations to the United States military and key defence industry figures.
Metal Storm CEO Dr Lee Finniear said the live firings were conducted before more than 400 people at Nellis Air Force Base in Nevada as part of the National Defense Industrial Association (NDIA) International Infantry and Joint Services Small Arms System Symposium.
Dr Finniear said that those attending the live firings included major weapons companies and key procurement and operational officers from the US Army, the US Marines and international defence forces.
“This was a fantastic opportunity to show our weapons in action and let others try them before a broad audience. The feedback from both the military community and defence industry representatives was very encouraging” he said.
“It makes a real difference to be able to pass a weapon to a potential user to fire and have him understand, first hand, the potential of Metal Storm”, he said.
Metal Storm completed 30 distinct live firing demonstrations with more than 120 rounds fired in total. A combined team from the USA and Australia, including Dr Finniear, conducted the demonstration firings.
“We fired 3GL using training practice rounds at a vehicle target 275 metres down range” said Dr Finniear. “275 metres is a substantial target distance for a grenade launcher, but the trajectory I saw was excellent. Also, I immediately understood the practical benefit of three rounds, as I was able to deliver another two rounds without losing my aim. With a conventional grenade launcher the target would not have been neutralised”.
Video of the live firings at NDIA can be viewed at http://video-us.metalstorm.us/release/NDIA.html

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
METAL STORM COMPLETES MAUL WEAPON DEMONSTRATION
ARLINGTON, VA, May 28, 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Weapons developer Metal Storm today announced that Metal Storm Inc. has successfully completed a Live Fire Demonstration under a contract with the Office of Naval Research (ONR). The demonstration was conducted at Nellis Air Force Base in Nevada in front of United States military and key defence industry figures.
Metal Storm General Manager, Mr Peter D. Faulkner said the demonstration was the last of seven tasks on the contract with ONR that began just 12 months prior.
“The event was a tremendous success and clearly demonstrated the viability of our technology in a field environment. It also shows how rapidly we are able to turn concepts into realisable weapons” said Mr. Faulkner.
“The range at Nellis was set up to simulate an operationally equivalent environment for the MAUL in a crowd control situation. We fired a total of eighty less-lethal rounds at several 25 metres targets. The response from observers was universally positive” he said.
Mr. Faulkner said the Company is now focusing its attention on munitions for the MAUL. “With the launcher system development essentially complete, we’ll be looking to expand the complement of less-lethal as well as lethal munitions. The demonstrations thus far have allowed us to prioritize the munition candidates and we’ll be concentrating on those that offer the most utility to the broadest user base” he said.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: June 01, 2009	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary